Exhibit 10.48

Certain identified information in this document has been excluded because it is both (i) not material and (ii) the type that the registrant treats as private or confidential, and has been marked with “[***]” to indicate where omissions have been made.

AMENDED AND RESTATED EXCLUSIVE LICENSE AGREEMENT

dated July 28, 2020

between

KINETA CHRONIC PAIN, LLC

and

UNIVERSITY OF UTAH RESEARCH FOUNDATION

-i-

Amended and Restated Exclusive License Agreement

THIS AMENDED AND RESTATED EXCLUSIVE LICENSE Agreement (“Agreement”) is entered into this 28th day of July, 2020 (the “Amendment Effective Date”) by and between the UNIVERSITY OF UTAH RESEARCH FOUNDATION, a Utah non-profit corporation, having its principal place of business at 615 Arapeen Drive, Suite 310, Salt Lake City, UT 84108, hereinafter referred to as “Licensor,” and Kineta Chronic Pain, LLC, having its principal place of business at 219 Terry Avenue North, Ste. 300, Seattle, WA 98109, hereinafter referred to as “Licensee.”

WITNESSETH

WHEREAS, certain inventions, generally characterized as “Novel Compounds for Treating Pain” and assigned University of Utah identification numbers U-2902 and U-4079, hereinafter collectively referred to as the “INVENTION”, have been made in the course of research at the University of Utah (“University”) and are Covered By Patent Rights (as defined below);

WHEREAS, Licensee and Licensor entered into that certain Exclusive License Agreement having an Effective Date of May 17, 2012, as amended by the First Amendment to Exclusive License Agreement, dated April 9, 2018 (collectively, the “Original Agreement”), wherein Licensee was granted an exclusive license under the Patent Rights to make, have made, use and sell any Licensed Products and/or Licensed Methods (each as defined below);

WHEREAS, Licensor desires that the Patent Rights and/or Target Patent Rights continue to be developed and utilized to the fullest extent so that their benefits can be enjoyed by the general public;

WHEREAS, the Patent Rights were developed in the course of research sponsored in part by the U.S. Government, and as a consequence are subject to overriding obligations of Licensor to the U.S. Government;

WHEREAS, Licensee entered into an Exclusive Option and License Agreement with Genentech, Inc. (“Genentech”), dated April 11, 2018 (the “Genentech Agreement”), whereby Licensee granted Genentech an exclusive option to obtain a license under the Patent Rights (as defined below), and other technology and/or intellectual property outside the scope of the Patent Rights, for the exploitation of products directed to the Target (as defined below);

WHEREAS, the parties desire to amend and restate the Original Agreement as of the Amendment Effective Date to include mutually agreed-upon amendments to the terms of the Original Agreement and to clarify the parties’ ongoing rights and obligations;

WHEREAS, Licensor and Licensee each agree that, as of the Amendment Effective Date, Licensee has paid all amounts due and payable under the Original Agreement as of the Amendment Effective Date; and

WHEREAS, Licensor and Licensee each agree that Licensee has exercised its right to Equity; and WHEREAS, this Agreement amends and restates in its entirety as of the Amendment Effective Date, the Original Agreement.

NOW THEREFORE, for and in consideration of the covenants, conditions and undertakings hereinafter set forth, the parties hereby agree as follows:

ARTICLE 1. DEFINITIONS

1.1	“Affiliate” means any company or other business entity that, directly or indirectly, controls, or is controlled by, or is under common control by Licensee. Solely for purposes of this definition, the term “control” means the possession of the power to direct or cause the direction of the management and policies of the entity, whether through ownership of voting securities or by contract. Control will be presumed if an entity owns, either of record or beneficially, at least fifty percent (50%) of the voting stock of the other entity. An entity will be deemed an Affiliate only while such ownership or control relationship continues.

1.2	“Cover” or “Covered By” means, with respect to a claim or claims within any pending or issued patent included in the Patent Rights or Target Patent Rights claiming all, a portion, or a component or step of a Licensed Product, Other Product or Licensed Method, that such claim or claims of such Patent Rights or Target Patent Right would be infringed, absent a license, by the manufacture, use, offer for sale, sale or importation of such Licensed Product, Other Product or Licensed Method; provided that, such claim or claims: (a) has not been revoked or held unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, which decision is not appealable or has not been appealed within the time allowed for appeal; (b) has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise.

1.3	“Commercially Diligent Efforts” means, with respect to a Licensed Product, Other Product and/or Licensed Method, the diligent exercise, dedication and expenditure of efforts, money, personnel, and resources as reasonably needed to develop, manufacture, market and sell the Licensed Product, Other Product and/or Licensed Method. Such efforts shall be documented and must be consistent with those utilized by companies of similar size and type that have successfully developed products and services similar to the Licensed Product, Other Product and/or Licensed Method. Notwithstanding anything to the contrary herein, Commercially Diligent Efforts shall be deemed to have been met if Licensee substantially meets its obligations set forth in Section 5.1 hereof.

1.4	“Effective Date” means May 17, 2012.

1.5	“Entity” means a corporation, an association, a joint venture, a partnership, a trust, a business, an institution, an individual, a government or political subdivision thereof, including an agency, or any other organization that can exercise independent legal standing.

1.6	“Fair Market Value” means the cash consideration which Licensee or its Sublicensee would realize from an unaffiliated, unrelated buyer in an arm’s length sale of an identical item sold in the same quantity, under the same terms, and at the same time and place.

1.7	“Field of Use” means Human and Animal (Mammalian) Therapeutics.

1.8	“First Commercial Sale” means the date of first occurrence of Net Sales of any Licensed Product, Licensed Method or Other Product.

1.9	“Insolvent” means being unable to meet one’s debt obligations to another Entity as such debt obligations become due and not being able to provide reasonable financial assurances of becoming able to meet such obligations.

1.10	“Licensed Product” means any product, apparatus, kit or component part thereof, or any other subject matter, the manufacture, design, creation, use, importation, distribution, or sale of which is Covered By any claim or claims included within the Patent Rights.

1.11	“Licensed Method” means any method, procedure, process or other subject matter, the practice, manufacture, use, or sale of which is Covered By any claim or claims included within the Patent Rights.

1.12	“Net Sales” means the gross revenue received by, and the value of non-cash consideration paid or given to, Licensee or its Affiliates or Sublicensees for Licensed Products, Other Products and/or Licensed Method which are sold, leased or otherwise commercialized by or for Licensee or any of its Affiliates or Sublicensees; however, sales or other transfers of Licensed Products or Other Products and/or practice of Licensed Methods between Licensee and its Affiliates shall be excluded from the computation of Net Sales, and no payments will be payable to Licensor on such sales or transfers except where such Affiliates are end users or consumers, and (y) the value of Licensed Products or Other Products provided as promotional samples, provided at or below cost for indigent care or patient assistance programs, or administered in clinical trials of Licensed Products, Other Products and/or Licensed Methods shall be excluded from the computation of Net Sales, and no payments will be payable to Licensor on such sales or transfers; less the following deductions, in each case directly attributable to the sale of such Licensed Product, Other Product and/or Licensed Method:

a.	Cash, trade and/or quantity discounts actually applied to purchases of a Licensed Product, Other Product and/or Licensed Method;

b.	allowances or credits to third parties for rejections or returns;

c.	sales, use value-added and excise taxes, tariffs and duties applicable to sales of Licensed Product or Other Products in finished package form that the Licensee has to pay on such sales; and

d.	transportation charges prepaid or allowed.

A Licensed Product, Other Product and/or Licensed Method shall be considered sold when it is shipped, delivered, or invoiced, whichever is earlier. No deductions shall be made from Net Sales for commission paid to individuals whether they are with independent sales agencies or are regularly employed by Licensee or its Affiliates or Sublicensees and are on its or their payroll, or for the cost of collections. In the event Licensee transfers a Licensed Product or Other Product to and/or transfers or performs a Licensed Method for a third party in a bona fide arm’s length transaction, for consideration, in whole or in part, other than cash, then the Net Sales price for such Licensed Product. Other Product and/or Licensed Method shall be deemed to be the standard invoice price then being invoiced by Licensee in an arm’s length transaction with similar companies; and in the absence of such standard invoice price, then the reasonable Fair Market Value of the Licensed Product, Other Product and/or Licensed Method. Components of Net Sales shall be determined in the ordinary course of business using the accrual method of accounting in accordance with generally accepted accounting practices.

If Licensee or any Affiliate or Sublicensee sells, leases or otherwise commercializes any Licensed Product, Other Product and/or Licensed Method at a reduced fee or price for the purpose of promoting other products, goods or services or for the purpose of facilitating the sale, license or lease of other products, goods or services, then Licensee shall pay to Licensor, and each such Affiliate and Sublicensee shall be obligated to pay to Licensor, a royalty under Article 4 based upon the Fair Market Value of the License Product, Other Product and/or Licensed Method.

For clarity, the sales of each unit of Licensed Product, Other Product and/or Licensed Method shall be included only once in the calculation of the Net Sales, at the first occurrence when such unit, service or method is sold by Licensee, its Affiliate, or Sublicensee to a third party for consideration, regardless of how many times sales occur in the chain of distribution before such unit, service or method reaches the end user.

1.13	“Other Product” means any product, apparatus, kit or component part thereof, in each case, directed to the Target, (i) the manufacture, use importation, distribution, or sale of which is Covered By any claim or claims included within the Target Patent Rights and (ii) is not otherwise a Licensed Product or a Licensed Method.

1.14	“Patent Rights” means and include all of the following Licensor intellectual property: The United States patents and/or patent applications listed in Exhibit “A”; United States patents issued from the applications listed in Exhibit “A” and from divisionals and continuations (other than continuations-in-part) of these applications and any reissues of such United States patents; claims of continuation-in-part applications and patents directed to subject matter specifically described in the patent(s) and/or patent application(s) listed in Exhibit “A”; and claims of all foreign applications and patents which are directed to subject matter specifically described in the United States patents and/or patent applications listed in Exhibit “A”.

1.15	“Related Persons” of a party shall mean such party’s past, present and future parent companies, subsidiaries, affiliates, divisions, partners, real or alleged alter egos, managers, stockholders, directors, officers, employees, agents, representatives, attorneys, accountants, predecessors, insurers, successors, heirs and assigns.

1.16	“Sublicensee” means any party other than an Affiliate which enters into an agreement or arrangement with Licensee or receives a license grant from Licensee under the Patent Rights or Target Patent Rights, to manufacture, have manufactured, offer for sale, sell, lease, use, practice, and/or import the Licensed Product, Other Product or Licensed Method, subject to the then-current applicable article, item, service, technology, and technical data-specific requirements of the U.S. export laws and regulations; provided, however, that any party that receives a limited option to obtain a license under the Patent Rights or Target Patent Rights shall not be deemed a “Sublicensee” until and unless such party exercises such option; provided, further, that any such party receiving such option grant shall not have the right to commercialize any products Covered By the Patent Rights or Target Patent Rights, as applicable, until such party exercises such option.

1.17	“Target” means α9α10 nACh receptor or any nACh receptor containing at least one α9 or α10 subunit.

1.18	“Target Patent Rights” means any patents or patent applications owned by Licensee (whether solely, jointly with Licensor, or jointly with any third party), as of the Effective Date or during the Term, other than the Patent Rights, that Cover an Other Product.

1.19	“Territory” means Worldwide.

ARTICLE 2. LICENSE GRANT

2.1	Exclusive Grant

Subject to the terms and conditions set forth herein, Licensor hereby grants to Licensee a royalty-bearing exclusive license to make, have made, use and sell any Licensed Product and any Other Product and to practice any Licensed Method in the Field of Use under Licensor’s Patent Rights and Licensor’s interest in the Target Patent Rights throughout the Territory (with the license grant under the Target Patent Rights being perpetual and irrevocable). This grant is subject to the payment by Licensee to Licensor of all consideration required under this Agreement, to any rights of the Government of the United States as set forth in Section 2.2 and is further subject to rights retained by Licensor and the University to:

a.	subject to the confidentiality provisions of Section 7.1 hereof, publish the general scientific findings from research conducted in whole or in part at the University related to the Patent Rights; and

b.	manufacture, have manufactured, use, practice, or transfer the Patent Rights for non-commercial, research, teaching and other educationally-related purposes (the foregoing, the “RETAINED RIGHTS”).

2.2	The license granted in Section 2.1 hereof is expressly made subject to a non-exclusive, irrevocable, royalty-free license heretofore granted to the U.S. Government and in the general form as attached hereto as Exhibit “B” and incorporated herein by reference.

2.3	Affiliates

Licensee may extend the license granted herein to any Affiliate if the Affiliate consents in writing to be bound by this Agreement to the same extent as Licensee; provided, however, that any fee or other consideration paid to Licensee in consideration of such extension will be subject to the provisions of Section 2.4 as if the Affiliate were a Sublicensee. Other agreements or arrangements with Affiliates relating to Patent Rights which result in the sale of Licensed Product(s), Other Products/and or Licensed Method(s) will be subject to the royalty payment and other applicable payment provisions of this Agreement. Notwithstanding anything to the contrary in the foregoing, (a) the parties hereby acknowledge that Kineta, Inc. (the original Licensee) transferred and assigned the Original Agreement and the rights and obligations covered hereby as of July 20, 2013 (the “AFFILIATE TRANSFER”) to the current Licensee (an “AFFILIATED LLC”), the consideration for which transfer and assignment was in the form of equity securities of the Affiliated LLC issued to Licensee to establish such Affiliated LLC as an Affiliate of Licensee, and (b) Licensor hereby consents to and ratifies such transfer and assignment, and agrees that the aforementioned equity securities shall not be considered Sublicensing Income (as defined below) hereunder.

2.4	Sublicensing

Licensor hereby grants to Licensee the right to enter into sublicensing agreements with Sublicensees with respect to the Patent Rights (each, a “SUBLICENSE”), and such Sublicensees shall have the limited right to grant further sublicenses, in each case provided that Licensee has current exclusive rights thereto in the Territory being sublicensed pursuant to Section 2.1 and subject to the following:

a.	Any sublicense granted to a Sublicensee or Further Sublicensee (as defined below) with respect to the Patent Rights shall be subject to a written sublicense agreement, the terms and conditions of which shall be subordinate to this Agreement. Such Sublicense and Further Sublicense (as defined below) shall include:

(i)	a statement setting forth or describing the date upon which Licensee’s exclusive license rights hereunder will expire;

(ii)	a provision requiring the performance of all the obligations due to Licensor (and, if applicable, the United States Government) under this Agreement other than those rights and obligations specific to Licensee (e.g., license issue and maintenance fees, royalties, diligence, reports and patent prosecution and maintenance);

(iii)	a provision requiring payment of royalties to Licensee in an amount sufficient to permit Licensee to meet its royalty obligations to Licensor at the rates and bases set forth in this Agreement;

(iv)	a prohibition of Further Sublicensees to grant additional sublicenses to third parties who are non-Affiliates of Further Sublicensees without the consent of Licensor; and

(v)	the same provision for indemnification of Licensor as has been provided for in this Agreement.

For clarity, Licensee shall not require Licensor’s consent to the grant of any license with respect to Target Patent Rights, and the provisions of this Section 2.4 shall not apply to such licenses; provided, however, that to the extent any such license also includes a sublicense to the Patent Rights, the provisions of this Section 2.4 shall apply with respect to that portion of any license granting rights to the Patent Rights.

b.	If Licensee becomes Insolvent, Licensor’s proportionate share of all payments then or thereafter due and owing to Licensee from its Sublicensees and Further Sublicensees for the sublicense of the Patent Rights will, upon notice from Licensor to any such Sublicensee, become payable directly to Licensor by Sublicensees for the account of Licensee; provided however, that Licensor will remit to Licensee the amount by which such payments exceed the amounts owed by Licensee to Licensor.

c.	Licensee shall within thirty (30) days of: (a) execution, provide Licensor with a copy of each Sublicense granted by Licensee hereunder, and any amendments thereto or terminations thereof; and (b) receipt, summarize and deliver copies of all reports due to Licensee from Sublicensee(s).

d.	Upon termination of this Agreement for any reason, all sublicense agreements that are granted by Licensee or Affiliate of Licensee pursuant to this Agreement where the Sublicensee or Further Sublicensee is in compliance with its sublicense agreement as of the date of such termination will remain in effect and will be assigned to Licensor, except that Licensor will not be bound to perform any duties or obligations set forth in any sublicense agreements that extend beyond the duties and obligations of Licensor set forth in this Agreement.

e.	Licensee or Affiliate of Licensee may grant Sublicensee the right to further sublicense any of the rights granted to Licensee hereunder to Affiliates of Sublicensees, or to non-Affiliate third parties only to the extent that the Sublicensee determines that they are reasonably needed or desirable for the development, regulatory approvals (i.e. for conducting pre-clinical and clinical trials), manufacturing, and commercialization of Licensed Products and/or Licensed Methods in accordance with Article 5 (Commercial Diligence & Milestones) of this Agreement. For the purposes of this Agreement, such further sublicenses shall be referred to as “FURTHER SUBLICENSES” and the person(s) or entity(ies) to which such Further Sublicenses are granted shall be referred to as “FURTHER SUBLICENSEE(S)”. Sublicensee may grant Further Sublicenses, provided that the Sublicensee retains exclusive rights under the Sublicense with Licensee or Affiliates of Licensee and Licensee retains exclusive rights under this Agreement. Further Sublicensees may not grant additional sublicenses to third parties who are non-Affiliates of Further Sublicensees without the consent of the Licensor. Licensee shall collect and guarantee all payments due Licensor from Sublicensee(s) and Further Sublicensee(s).

f.	Licensee represents and warrants that, as of the Amendment Effective Date: (i) Genentech has not exercised any options to the Patent Rights or Target Patent Rights under the Genentech Agreement and (ii) the Genentech Agreement does not grant Genentech the right to commercialize any Licensed Product, Other Product or Licensed Method until such option is exercised. Subject to the foregoing, as of the Amendment Effective Date, Genentech shall be deemed not to be a Sublicensee hereunder.

Notwithstanding the requirements set forth in this Section 2.4, Licensor and Licensee will agree to negotiate in good faith to amend this Section 2.4, as reasonably required or requested by a Sublicensee in order to facilitate a sublicense that is mutually beneficial to Licensor and Licensee. Notwithstanding the foregoing, Licensor shall be under no obligation to agree to any amendment; provided that, Licensor shall not unreasonably withhold its consent to such amendment.

ARTICLE 3. TERM OF AGREEMENT

This Agreement shall be in full force and effect from the Effective Date until the earlier of (a) the last-to-expire of Licensor’s Patent Rights licensed under this Agreement or (b) September 23, 2035, unless otherwise terminated by operation of law or by acts of the parties pursuant to the terms of this Agreement (the “Term”).

ARTICLE 4. FEES & ROYALTIES

4.1	License Issue Fee

As of the Amendment Effective Date, Licensee has paid to Licensor a non-refundable License Issue Fee of thirt thousand dollars ($30,000), which fee was paid upon execution of this Agreement.

4.2	License Maintenance Fee

Licensee will pay an annual license maintenance fee in the amount of five thousand dollars ($5000), due and payable on each anniversary of the Effective Date beginning on May 30, 2013, and ending upon First Commercial Sale of any Licensed Product, Licensed Method or Other Product.

4.3	Running Royalty

As consideration for the license under this Agreement, Licensee shall pay to Licensor an earned royalty on Net Sales as follows:

a.	a royalty of [***] of annual aggregate Net Sales of Licensed Products or Licensed Methods; and

b.	a royalty of [***] of annual aggregate Net Sales of Other Products.

Royalties will be paid within 30 days of the end of each calendar quarter; provided that, any running royalty payments arising from Net Sales by Sublicensees shall be payable within thirty (30) days after Licensee’s receipt of the relevant royalty payment from such Sublicensee. Notwithstanding the foregoing, non-payment of royalty payments by Sublicensee(s) to Licensee shall not relieve Licensee from owing all amounts known by Licensee, based on reasonable inquiry, to be due on Net Sales by such Sublicensees Earned royalties shall accrue in each country for the duration of Patent Rights in that country. For the avoidance of doubt should a product qualify as both an Other Product and as a Licensed Product or Licensed Method hereunder, Licensee shall only be required to pay one (1) royalty on such product, which royalty shall be the royalty rate applicable to Net Sales of Licensed Products or Licensed Methods. For avoidance of doubt, in the event Licensee terminates this Agreement prior to expiration of the Term of the Agreement as set forth in Article 3, the royalties due and payable by Licensee pursuant to Section 4.3(b) shall survive until the earlier of (i) expiration of the last to expire Target Patent Rights or (ii) September 23, 2035.

Stacked Royalty Payment; Generics

Notwithstanding the royalty rates set forth in Section 4.3, if Licensee is required to pay royalties to Third Parties in connection with the sale of Licensed Product(s) and/or Licensed Method(s) under license agreements for other technologies which Licensee, in Licensee’s reasonable judgment, determines are desirable to be incorporated in such Licensed Product(s) and/or Licensed Method(s), the royalty rate under Section 4.3 (“Licensor Rate”) shall be reduced to the portion of the total royalties to be paid by Licensee to Licensor and Third Parties represented by the ratio of the Licensor Rate to such total royalty rates, provided that the royalty rate due Licensor shall not be reduced below 1%. The amount to be paid under Section 4.3 will be calculated as follows:

The royalty payments to Licensor will be reduced by an amount proportionate to the amount by which the total royalties exceeds the Licensor Rate. Specifically:

R2 = R1 × (R1 / T), where

R1 is the Licensor Rate;

R2 is the adjusted reduced royalty rate due hereunder; and

T is the total royalty due to all licensors.

For example, if two additional licenses are needed from two additional Third Parties in order to obtain freedom to sell the Licensed Product(s) and/or Licensed Method(s), and these other two royalty rates are 2.0% and 3.0% (subtotal of 5%) and the earned royalties also due Licensor are 4%, then the value of T is 9% and the royalty rate under this Agreement as adjusted will be 4 × (4/9) or 1.77%.

Additionally and notwithstanding the royalty rates set forth in Section 4.3, the Licensor Rate shall be reduced by fifty percent (50%) for any particular Licensed Product and/or Licensed Method in a particular country, if there is Generic Product with respect to such Licensed Product and/or Licensed Method sold by one or more third parties in such country, provided that the Licensor Rate shall not be reduced below 1%. “Generic Product” shall mean, with respect to a Licensed Product, a product comprising the same active ingredient or a biosimilar thereof.

Minimum Royalty

Commencing upon the first calendar quarter in which there is a First Commercial Sale, Licensee shall pay to Licensor on an annual basis, within forty-five (45) days of the end of said quarter, a minimum annual royalty of five thousand dollars ($5000).

Licensee shall continue to pay such minimum annual royalty until the end of the Term. Licensor shall fully credit each payment of minimum annual royalties against any earned royalties payable by Licensee with respect to the year in which the minimum annual royalty is made.

4.4	Sublicense Fees and Royalties

“Sublicensing Income” shall mean any consideration received by Licensee from Licensee’s granting of a Sublicense other than to the Affiliated LLC, but excluding any reimbursements or payments for work performed by Licensee or its Affiliates, cash or in-kind investments, and other payments not based directly on the amount or value of Licensed Products and/or Licensed Methods sold by such Sublicensee. Commencing on the Effective Date until the Amendment Effective Date, Licensee will pay to the UURF a percentage of all Sublicensing Income actually received by Licensee as follows:

A.	[***] of Sublicensing Income received prior to Licensee’s expenditure of at least $500,000 (full-costs) on the development of any one Licensed Product or completion of any non-GLP in vivo study (including but not limited to either pharmacology, pharmacokinetics, or toxicology) for a Licensed Product (the “Pre-Clinical Milestone”);

B.	[***] of Sublicensing Income received after Licensee’s achievement of the Pre-Clinical Milestone but prior to achievement of the Clinical Milestone (as defined below); and

C.	[***] of Sublicensing Income received after the first dosing of the first patient in a Phase I clinical trial for a Licensed Product (the “Clinical Milestone”).

Licensee hereby certifies that, as of the Amendment Effective Date, no Sublicensing Income has been earned or is payable to Licensor.

4.5	Past Patent Expenses

Licensee has paid all past patent expenses incurred by Licensor prior to the Effective Date in filing and prosecuting patent applications included in the Patents Rights.

ARTICLE 5. COMMERCIAL DILIGENCE & MILESTONES

5.1	Commercial Diligence

a.	Upon execution of this Agreement, Licensee shall proceed with Commercially Diligent Efforts and commits to the following specific objectives and milestones:

(i)	Licensee shall deliver to Licensor, on or before the date that is 60 days following the execution date of this Agreement a complete and accurate commercialization plan detailing each phase of development, the target markets and time frames toward first sale of the Licensed Products and Licensed Methods.

(ii)	Licensee shall survey and test existing animal models and identify a chronic pain animal model in furtherance of the development of a Licensed Product on or before the date that is 24 months from the Effective Date.

(iii)	Within 72 months of Effective Date, Licensee shall have executed one sublicense agreement or option agreement with respect to the Patent Rights and/or Target Patent Rights.

For clarity, the Parties acknowledge and agree that, as of the Amendment Effective Date, Licensee has fulfilled its obligations under subsections (i)-(iii) of this Section 5.1.

b.	Licensor, individually and on behalf of its Related Persons, hereby releases and forever discharges Licensee and its respective Related Persons, of and from any and all obligations and all manner of actions, and causes of action, suits, debts, sums of money, accounts, reckonings, damages, judgments, executions, liabilities, costs, losses, claims and demands, in law or equity, in contract or in tort, civil or criminal, whether known or unknown, asserted or unasserted, of any kind or nature whatsoever (collectively, “Claims”), in connection with, or related to, or arising out of, (i) Licensee’s acts or omissions in connection with its commercial diligence obligations under this Section 5.1 or its reporting obligations under Article 8, in each case, occurring from the Effective Date to the Amendment Effective Date, or (ii) any dispute over the inventorship of any Target Patent Rights existing as of the Amendment Effective Date (provided that, such Claims in this subsection (ii) shall not challenge in any way the determination or outcome of any inventorship dispute) ((i) and (ii), collectively, “Released Claims”). Licensor agrees and covenants not to institute any claim, charge, suit, action or appeal against Licensee or its Related Persons with respect to any Released Claim.

5.2	Intentionally Left Blank

5.3	Licensee confirms that it is committed to adopt and apply policies intended to implement principles and leading practices of good corporate governance that promote higher standards of accountability and transparency, provide effective oversight of Licensee’s business, and enhance shareholder value.

5.4	Milestones and Fees

a.	Upon first dosing of a patient with a Licensed Product or Other Product in a Phase III clinical trial, Licensee will pay Licensor one hundred twenty five thousand dollars ($125,000).

b.	Upon the first regulatory approval (by the FDA or equivalent foreign regulatory agency) of each drug based on a Licensed Product or Other Product, Licensee will pay Licensor five hundred thousand dollars ($500,000).

Each required payment will be paid to Licensor within thirty (30) days of completion of each milestone listed above.

If, despite using Commercially Diligent Efforts, Licensee is unable to meet any of the foregoing due diligence milestones, Licensor will grant to Licensee, upon Licensee’s request, a six-month extension of time to meet any missed milestone, subject to the following: (i) Licensor would have no obligation to grant Licensee more than two (2) six-month extensions per milestone and six (6) extensions in the aggregate; (ii) in consideration of each six-month extension that Licensor grants, Licensee would be obligated to pay Licensor an extension fee of [***] for each of the first two (2) extensions, [***] for each of the next two (2) extensions, and [***] for each of the next two extensions; and (iii) each extension granted shall be considered to apply to the specific milestone for which it is granted and to all subsequent milestones, but shall be considered one (1) extension for purposes of clauses (i) and (ii).

ARTICLE 6. EQUITY OWNERSHIP

6.1	Equity

Concurrent with the Affiliate Transfer, Licensee will cause (and as of the Amendment Effective Date, has caused) the Affiliated LLC to issue to Licensor a warrant to purchase (on a cashless, net exercise basis) up to [***] in the Affiliated LLC’s Series A Preferred Units, which shall represent [***] capitalization of such Affiliated LLC at an implied enterprise valuation of [***] of the fully-diluted as of the issuance thereof. Such issuance will be subject to acceptance by the UURF of the terms set forth in the applicable Series A Preferred Unit Purchase Agreement and related agreements governing member rights which will contain terms and conditions common to all other Series A investors. Such warrant shall include a provision that would cause the warrant to be automatically net exercised immediately prior to a change of control of the Affiliated LLC. Notwithstanding the foregoing, should the Affiliated LLC cease to do business or the Sublicense to the Affiliated LLC is terminated, then Licensee shall issue to Licensor the equivalent amount of warrants in Licensee as would have been issued to Licensor in the Affiliated LLC.

6.2	Definitions

The term “fully diluted” will mean that the total number of issued and outstanding LLC membership interests will be calculated to include conversion of all issued and outstanding securities then convertible into LLC membership interests, and the exercise of all then outstanding options and warrants to purchase LLC membership interests, whether or not then exercisable.

ARTICLE 7. CONFIDENTIALITY

7.1	Licensee and Licensor acknowledge that either party may provide certain information to the other with regard to the INVENTION, proprietary business and technical information, patent prosecution material and other proprietary information, including the negotiated terms of this Agreement, that is considered to be confidential. Licensee and Licensor shall take all reasonable precautions to protect such confidential information against unauthorized disclosure to third parties and agree not to use such confidential information other than to meet each party’s respective obligations under this Agreement. Such precautions shall involve at least the same degree of care and precaution that the recipient customarily uses to protect its own confidential information, but in no circumstance less than reasonable care. Nothing contained herein will in any way restrict or impair the right of Licensee or Licensor to use, disclose, or otherwise deal with any information or data which: at the time of disclosure to the receiving party is generally available to the public or thereafter becomes generally available to the public by publication or otherwise through no act of the receiving party; the receiving party can show by written record was in its possession prior to the time of disclosure to it hereunder and was not acquired directly or indirectly from the disclosing party; is independently made available to the receiving party without restrictions as a matter of right by a third party; or is independently developed by employees of the receiving party who did not have access to the information disclosed by the disclosing party. Notwithstanding the foregoing, each party may disclose the confidential information of the other party to the extent such disclosure is reasonably necessary to (a) prosecute or defend litigation or (b) comply with applicable governmental laws, regulations and orders. In addition, Licensee may disclose the confidential information of Licensor to the extent such disclosure is reasonably necessary (i) to facilitate discussions with prospective investors or acquirors or to prospective Sublicensees or Further Sublicensees, as long as such discussions are under confidentiality provisions at least as restrictive as provided for in this Agreement, and for a duration of confidentiality that is reasonable and customary. Notwithstanding anything to the contrary in this Agreement, the Target Patent Rights shall be deemed confidential information of Licensee, and Licensor shall not, directly or indirectly (other than through Licensee under this Agreement), use, disclose or exploit in any manner, any products whose composition of matter is Covered By the Target Product Rights, including Other Products.

7.2	Licensee acknowledges that Licensor is subject to the Utah Governmental Records Access and Management Act (“GRAMA”), Section 63-2-101 et seq., Utah Code Ann. (1953), as amended. Licensor shall keep confidential any information provided to Licensor by Licensee that Licensee considers confidential, to the extent allowable under GRAMA and as provided in Section 53B-16-301 et seq., Utah Code Ann. In order to be eligible for such protection under GRAMA, confidential information of Licensee disclosed to Licensor must be in written or other tangible form, marked as proprietary, and accompanied by a written claim by Licensee stating the reasons that such information must be kept confidential.

ARTICLE 8. QUARTERLY & ANNUAL REPORTS

8.1	Annual and Quarterly Royalty Report

Within thirty (30) days after the calendar year in which Net Sales first occur, and within 30 days after each calendar quarter thereafter (or with respect to Net Sales by Sublicensees, within thirty (30) days after Licensee’s receipt of the applicable royalty report from such Sublicensee), Licensee shall provide Licensor with a written report detailing all sales and uses, if any, made of Licensed Products and/or Licensed Methods and/or Other Products during the preceding calendar quarter, and detailing the amount of Net Sales made during such quarter and calculating the royalties due to Licensor pursuant to Section 4.3 hereof. Each report shall include at least the following:

a.	number or volume of Licensed Products or Other Products manufactured, leased and sold by and/or for Licensee, Affiliates and all Sublicensees;

b.	accounting for all Licensed Methods used or sold by and/or for Licensee, Affiliates and all Sublicensees;

c.	accounting for Net Sales, noting the deductions applicable as provided in Section 1.11;

d.	royalties, earned royalties, royalties due on other payments from Sublicensees, Affiliates, and assignees due under Articles 4 and 18;

e.	total royalties due to Licensor;

f.	names and addresses of all Sublicensees;

g.	the amount spent on product development; and

h.	the number of full-time equivalent employees working on the Licensed Products and/or Licensed Methods.

Each report shall be in substantially similar form as Exhibit “C” attached hereto. Each such report shall be signed by an officer of Licensee (or the officer’s designee). With each such report submitted, Licensee shall pay to Licensor the royalties and fees due and payable under this Agreement. If no royalties shall be due, Licensee shall so report. Licensee’s failure to submit a royalty report in the required form will constitute a breach of this Agreement. Licensee will continue to deliver royalty reports to Licensor after the termination or expiration of this Agreement until such time as all Licensed Product(s) and/or Licensed Method(s) and/or Other Products permitted to be sold after termination have been sold or destroyed. Notwithstanding anything to the contrary in this Section 8.1, with respect to Other Products, each royalty report shall include the information specified in subsections (a), (b), (d), (g) and (h) above solely to the extent such information is provided to Licensee by its Sublicensees or other commercial partners as of the date of such report (including, as of the Amendment Effective Date, Genentech); provided further, that such information may be reasonably redacted with respect to confidential and/or proprietary information of any Sublicensee or other commercial partner (it being understood that such redacted information shall not be necessary for Licensor to determine Licensee’s compliance with the terms of this Agreement).

8.2	Progress Report and Commercialization Plan

Commencing on January 1, 2013, and on each January 1 thereafter until First Commercial Sale, Licensee shall submit to Licensor a written report covering Licensee’s (and any Sublicensee’s) progress in (a) development and testing of all Licensed Products, Licensed Methods and Other Products; (b) achieving the due diligence milestones specified herein; (c) preparing, filing, and obtaining of any approvals necessary for marketing the Licensed Products, Licensed Methods and Other Products; and (d) plans for the upcoming year in commercializing the Licensed Product(s), Licensed Method(s) and Other Products. Each report shall be in substantially similar form and contain at least the information required by Exhibit “D” attached hereto and incorporated herein by this reference. Notwithstanding anything to the contrary in this Section 8.2, each such report shall include the information specified in subsections (a)-(d) above solely to the extent such information is provided to Licensee by its Sublicensees or other commercial partners as of the date of such report (including, as of the Amendment Effective Date, Genentech); provided further, that such information may be reasonably redacted with respect to confidential and/or proprietary information of any Sublicensee or other commercial partner (it being understood that such redacted information shall not be necessary for Licensor to determine Licensee’s compliance with the terms of this Agreement).

8.3	On or before the ninetieth (90th) day following the close of Licensee’s fiscal year, Licensee shall provide Licensor with Licensee’s certified financial statements (which shall be certified by Licensee’s controller or similar person) for the preceding fiscal year including, at a minimum, a balance sheet and income statement.

8.4	In addition to the regular reports required by Section 8.1, 8.2, and 8.3 hereof, Licensee shall provide a written report to Licensor of the date of First Commercial Sale in each country within sixty (60) days of the occurrence thereof, solely to the extent Licensee receives such information from its Sublicensees or other commercial partners.

ARTICLE 9. PAYMENTS, RECORDS and AUDITS

9.1	Payments

Licensee shall pay all royalties accruing to Licensor in U.S. Dollars, without deduction of exchange, collection, wiring fees, bank fees, or any other charges, within thirty (30) days following the calendar quarter in which Net Sales occur. Each payment will reference U-2902 and U-4079. All payments to Licensor will be made in United States Dollars by wire transfer or check payable to the University of Utah Research Foundation and sent to:

Technology Commercialization Office
Attn: Accounts Receivable
The University of Utah
615 Arapeen Dr. #310
Salt Lake City, UT 84108

For converting any Net Sales made in a currency other than United States Dollars, the parties will use the conversion rate published in the Wall Street Journal/Telegraphic Transfer Selling conversion rate reported by the Sumitomo Bank, Tokyo, or other industry standard conversion rate approved in writing by Licensor for the last day of the calendar quarter for which such royalty payment is due or, if the last day is not a business day, the closest preceding business day.

9.2	Late Payments

In the event royalty payments or other fees are not received by Licensor when due hereunder, Licensee shall pay to Licensor interest charges at the rate of twelve percent (12%) per annum on the total royalties or fees due for the reporting period.

9.3	Records

Licensee shall keep, and cause its Sublicensees and Affiliates to keep, for a period of five (5) years from the date of creation, complete, true and accurate records and books containing all particulars that may be necessary for the purpose of showing the amounts payable to Licensor hereunder. Records and books shall be kept at Licensee’s principal place of business or the principal place of business of the appropriate division of Licensee to which this Agreement relates.

9.4	Audit

Such books and the supporting data shall be open to inspection by Licensor or its agents, upon reasonable prior notice to Licensee, at all reasonable terms for a term of five (5) years following the date of creation of such records, upon reasonable prior notice to Licensee, for the purpose of verifying Licensee’s royalty statement or compliance in other respects with this Agreement. Such access will be available to Licensor upon not less than ten (10) days written notice to Licensee, not more than once each calendar year of the Term, Article 3 hereof, during normal business hours, and once a year for three (3) years after the expiration or termination of this Agreement. Should such inspection lead to the discovery of a greater than five percent (5%) or five thousand dollar ($5,000) US, discrepancy in reporting to Licensor’s detriment, Licensee agrees to pay the full, reasonable cost of such inspection. Whenever Licensee has its books and records audited by an independent certified public accountant, Licensee will, within thirty (30) days of the conclusion of such audit, provide Licensor with a copy of the audit report and/or financial statements resulting from such audit.

ARTICLE 10. PATENT PROSECUTION AND MAINTENANCE

10.1	Future Patent Expenses

Licensee will pay, all future out of pocket expenses for filing, prosecuting, enforcing, and maintaining the Patent Rights that are licensed to Licensee hereunder, including without limitation, any taxes on such Patent Rights. Licensee will receive such invoices directly from patent counsel; Licensor will receive a copy of such invoice. Licensee shall pay such invoices directly to patent counsel within the time specified in the relevant engagement letter with written confirmation of payment to Licensor.

In the event that Licensee fails to pay any undisputed patent expenses required under this Agreement within sixty (60) days of receipt of notification that such expenses are due, Licensee will be required within the following thirty (30) day period to establish with a leading and first class bank, subject to approval by Licensor, an irrevocable and, if so requested by Licensor, confirmed letter of credit (not restricted, unless otherwise jointly agreed upon) in the amount of US$5000 in favor of Licensor available immediately to secure the payment of patent expenses due under this Agreement. Licensor may draw upon such letter of credit upon presentation of the letter notifying Licensee of patent expenses due and payable and a statement from Licensor of Licensee’s failure to pay. In the event that Licensee does not establish such letter of credit within such thirty (30) day period, Licensor may unilaterally terminate this Agreement. Should Licensee decline or fail to pay the costs and legal fees for the preparation, prosecution and maintenance of any patent or patent application under this Agreement, Licensor may at its discretion, either exclude by written notice the patent or patent application from this Agreement, without terminating the Agreement in its entirety and Licensee shall have no further rights thereto, or Licensor may terminate this Agreement in full pursuant to Section 12.1 hereof. Any exclusion pursuant to this section shall not relieve Licensee of any obligation or liability accrued hereunder prior to such exclusion, or rescind or give rise to any right to rescind any payments made or other consideration given to Licensor hereunder prior to the time such exclusion becomes effective. Such exclusion shall not affect in any manner any obligation due Licensor by Licensee, arising under this Agreement prior to the date of such exclusion.

10.2	Patent Counsel

Licensee will work closely with Licensor to develop a suitable strategy for the prosecution and maintenance of all Patents Rights; provided that Licensor will maintain final authority in all decisions regarding the prosecution and maintenance of the Patent Rights. Licensor will confer with Licensee regarding the choice of patent counsel and will identify to Licensee the patent attorney selected to file and prosecute the Patent Rights. It is intended that Licensee will interact directly with the selected patent counsel in all phases of patent prosecution: preparation, office action responses, filing strategies for continuation or divisional applications, and other related activities. Licensor will request that copies of all documents prepared by the selected patent counsel be provided by patent counsel to Licensee for review and comment prior to filing, to the extent practicable under the circumstances. Licensee will be billed and will pay all documented costs and fees and other charges incident to the preparation, prosecution, and maintenance of the Patent Rights as set forth in Section 10.1 above. All patent applications and patents will be in the name of Licensor, owned by Licensor and included as part of the Patent Rights licensed pursuant to this Agreement.

10.3	Licensee will select the patent attorney, provided, however that Licensor must consent, in writing, to such selected patent attorney, or any subsequent or new patent attorney, which consent shall not be unreasonably withheld. The selected patent attorney will agree to keep both Licensee and Licensor, as co-clients, equally informed and involved as to all material information, material communications with governmental patent offices, material issues and decisions, and related matters applicable to prosecuting the patent applications for the Patent Rights and for maintaining the Patent Rights in good standing. Decisions for prosecuting the patent applications will be made so as to obtain as broad of patent protection as is reasonable and practical under the circumstances. Licensee will request that copies of all documents prepared by the patent attorney selected by Licensee be provided to Licensor for review and comment prior to filing to the extent practicable under the circumstances. Licensee will promptly notify Licensor of its plans to file, revise or drop any patent application or claim which may adversely affect the Patent Rights or the rights or royalties of Licensor in the Licensed Product(s) under this Agreement. Licensee and the selected patent attorney shall not change any inventorship designations with respect to the Patent Rights and shall not drop or reduce any claim in a pending patent application which may adversely affect the Patent Rights or royalties of Licensor.

10.4	As between the parties, Licensee shall have the sole right, at its sole cost and expense, to file, prosecute and maintain all Target Patent Rights.

ARTICLE 11. PATENT MARKING

Licensee shall permanently and legibly mark all Licensed Products made, used or sold under the terms of this Agreement, or their containers, in accordance with all applicable patent-marking and notice provisions under Title 35, United States Code.

ARTICLE 12. TERMINATION BY LICENSOR

12.1	If Licensee should: (a) fail to deliver to Licensor any statement or report required hereunder when due; (b) fail to make any payment at the time that the same should be due; (c) violate or fail to perform any covenant, condition, or undertaking of this Agreement to be performed by it hereunder; (d) cease active Commercially Reasonable Effort to commercialize a Licensed Product(s); (e) file a bankruptcy action, or have a bankruptcy action against it, or become Insolvent; or (g) enter into a composition with creditors, or have a receiver appointed for it; then Licensor may give written notice of such default to Licensee. If Licensee should fail to cure such default within ninety (90) days of such notice, the rights, privileges, and license granted hereunder shall automatically terminate.

12.2	If Licensee shall cease to carry on its business with respect to the rights granted in this Agreement, this Agreement shall terminate upon thirty (30) days written notice by Licensor.

12.3	No termination of this Agreement by Licensor shall relieve Licensee of its obligation to pay any monetary obligation due or owing at the time of such termination and shall not impair any accrued right of Licensor. Licensee shall pay all attorneys’ fees and costs incurred by Licensor in enforcing any obligation of Licensee or accrued right of Licensor. Articles 7, 9, 18, 20, 21, 23, 24, 25, 26, 27 and Section 2.1 (solely with respect to the Target Patent Rights), 4.3(b) (solely for the period specified therein), 10.4, 12.3, 13.3, 15.2, 15.3, 15.4 and 16.4 hereof shall survive any termination or expiration of this Agreement.

ARTICLE 13. TERMINATION BY LICENSEE

13.1	Licensee may terminate this Agreement, in whole or as to any specified patent, at any time and from time to time without cause, by giving written notice thereof to Licensor. Such termination shall be effective ninety (90) days after such notice and all Licensee’s rights associated therewith shall cease as of that date.

13.2	Any termination pursuant to Section 13.1 hereof shall not relieve Licensee of any obligation or liability accrued hereunder prior to such termination, or rescind or give rise to any right to rescind any payments made or other consideration given to Licensor hereunder prior to the time such termination becomes effective. Such termination shall not affect in any manner any rights of Licensor arising under this Agreement prior to the date of such termination.

13.3	Upon expiration or any termination of this Agreement (including pursuant to Section 12.1), Licensor shall not obtain any rights under Licensee’s or any third party’s interest in any Target Patent Rights, and nothing in this Agreement shall be construed to grant or confer any such rights upon Licensor.

ARTICLE 14. DISPOSITION OF LICENSED PRODUCTS ON HAND

Upon expiration or termination of this Agreement by either party, Licensee shall provide Licensor with a written inventory of all Licensed Products in process of manufacture, in use or in stock. Licensee may dispose of any such Licensed Products within the ninety (90) day period following such expiration or termination, provided, however, that Licensee shall pay royalties and render reports to Licensor thereon in the manner specified herein.

ARTICLE 15. WARRANTY BY LICENSOR

15.1	Licensor warrants that it has the lawful right to grant the license set forth in this Agreement.

15.2	EXCEPT AS EXPRESSLY PROVIDED IN SECTION 15.1, THE PARTIES ACKNOWLEDGE AND AGREE THAT LICENSOR HAS MADE NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. IN NO EVENT SHALL LICENSOR BE HELD RESPONSIBLE FOR ANY SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES ARISING OUT OF THE USE OF PATENT RIGHTS, EVEN IF LICENSOR IS ADVISED IN ADVANCE OF THE POSSIBILITY OF SUCH DAMAGES.

15.3	Nothing in this Agreement shall be construed as:

a.	a warranty or representation by Licensor as to the validity or scope of any Patent Rights.

b.	a warranty or representation by Licensor that anything made, used, sold or otherwise disposed of pursuant to any license granted under this Agreement is or will be free from infringement of intellectual property rights of third parties.

c.	an obligation by Licensor to bring or prosecute actions or suits against third parties for patent infringement, except as expressly provided in Article 16 hereof.

d.	conferring by implication, estoppel or otherwise any license or rights under any patents of Licensor other than Patent Rights.

15.4	Any breach of the representations or warranties made in this Article 15 shall entitle Licensee to a refund of all payments made to Licensor as consideration for the rights granted under this Agreement, and said refund shall be the sole remedy available to Licensee for breach or violation of any provisions contained in this Article.

ARTICLE 16. INFRINGEMENT

16.1	If either party learns of a claim of infringement of any of Licensor’s Patent Rights licensed under this Agreement or any Target Patent Rights, that party shall give written notice of such claim to the other party. Licensor shall then use reasonable efforts to terminate such infringement. In the event Licensor fails to abate the infringing activity involving any Patent Right within ninety (90) days after such written notice or to bring legal action against the third party, Licensee may bring suit for patent infringement. No settlement, consent judgment or other voluntary final disposition of such suit may be entered into without the consent of Licensor, which consent shall not be unreasonably withheld.

16.2	Any such legal action shall be at the expense of the party by whom suit is filed, hereinafter referred to as the “Litigating Party”. Any damages or costs recovered by the Litigating Party in connection with a legal action filed by it hereunder, and provided that the Litigating Party is reimbursed for its costs and expenses reasonably incurred in the lawsuit, and after any royalties or other payments due to Licensor under Article 4 are paid, shall be equally divided between Licensee and Licensor.

16.3	Licensee and Licensor shall cooperate with each other in litigation proceedings instituted hereunder, provided that such cooperation shall be at the expense of the Litigating Party, and such litigation shall be controlled by the Litigating Party.

16.4	As between the parties, Licensee shall have the sole right, at its sole cost and expense, to bring legal action in connection with any claim of infringement of any Target Patent Rights or any product that is competitive with an Other Product.

ARTICLE 17. INSURANCE

17.1	Insurance Requirements

Beginning at the time any Licensed Product, Other Product and/or Licensed Method is being used in a human being by Licensee, Affiliate, or a Sublicensee, Licensee will, at its sole cost and expense, procure and maintain commercial general liability insurance issued by an insurance carrier with an A.M. Best rating of “A” or better in amounts not less than $2,000,000 per incident and $2,000,000 annual aggregate. Licensee will use reasonable efforts to have Licensor, the University of Utah, and their respective officers, employees and agents, named as additional insureds. All rights of subrogation will be waived against Licensor and its insurers. Such commercial general liability insurance will provide (i) product liability coverage; (ii) broad form contractual liability coverage for Licensee’s indemnification under this Agreement; and (iii) coverage for litigation costs. The specified minimum insurance amounts will not constitute a limitation on Licensee’s obligation to indemnify Licensor, the University of Utah, and their respective officers, employees and agents, under this Agreement.

17.2	Evidence of Insurance and Notice of Changes

Licensee will provide Licensor with written evidence of such insurance upon request by Licensor. Licensee will provide Licensor with written notice of at least thirty (30) days prior to the cancellation, non-renewal, or material change in such insurance.

17.3	Continuing Insurance Obligations

Licensee will maintain such commercial general liability insurance beyond the expiration or termination of this Agreement during (i) the period that any Licensed Product(s), Other Product(s) and/or Licensed Method(s) developed pursuant to this Agreement is being commercially distributed or sold by Licensee, any Affiliate, or any Sublicensee or agent of Licensee; and (ii) for five (5) years after such period.

ARTICLE 18. WAIVER

No waiver by either party hereto of any breach or default of any of the covenants or agreements herein set forth shall be deemed a waiver as to any subsequent and/or similar breach or default.

ARTICLE 19. ASSIGNABILITY

Subject to Section 2.3 hereof, this Agreement is not assignable or otherwise transferable (including by operation of law, merger, or other business combination) by Licensee without the prior written consent of Licensor. The failure of Licensee to comply with the terms of this paragraph shall be grounds for termination of the Agreement by Licensor under Article 12. Notwithstanding anything to the contrary in the foregoing, such consent shall not be required in the event of a change of control or sale of all or substantially all of the assets of Licensee (or the Affiliated LLC, as the case may be) so long as in such an event Licensee pays a non-refundable fee of Fifty Thousand Dollars ($50,000) if the total transaction value is less than Twenty Five million dollars ($25 million), and One Hundred Fifty Thousand dollars ($150,000) if the total transaction value exceeds Twenty Five million dollars ($25 million), which payment shall be made upon the consummation of such transaction.

ARTICLE 20. INDEMNIFICATION BY LICENSEE

Licensee shall indemnify, hold harmless and defend Licensor, the University of Utah, and their respective officers, employees and agents, against any and all claims, suits, losses, damages, costs, liabilities, fees and expenses (including reasonable fees of attorneys) resulting from or arising out of exercise of: (a) any license granted under this Agreement; or (b) any act, error, or omission of Licensee, its agents, employees, Affiliates, or Sublicensees, except where such claims, suits, losses, damages, costs, fees, or expenses result solely from the negligent acts or omissions, or misconduct of the Licensor, its affiliates, officers, employees or agents. Licensee shall give Licensor timely notice of any claim or suit instituted of which Licensee has knowledge that in any way, directly or indirectly, affects or might affect Licensor, and Licensor shall have the right at its own expense to participate in the defense of the same.

ARTICLE 21. NOTICES

Any payment, notice or other communication required or permitted to be given to either party hereto shall be in writing and shall be deemed to have been properly given and effective: (a) on the date of delivery if delivered in person during recipient’s normal business hours; or (b) on the date of attempted delivery if delivered by courier, express mail service or first-class mail, registered or certified. Such notice shall be sent or delivered to the respective addresses given below, or to such other address as either party shall designate by written notice given to the other party as follows:

In the case of Licensee:

Kineta Chronic Pain, LLC
ATTN: General Counsel
219 Terry Avenue North, Suite 300
Seattle, WA 98109

In the case of Licensor:

UNIVERSITY OF UTAH RESEARCH FOUNDATION
Technology Commercialization Office
615 Arapeen Drive, Suite 310
Salt Lake City, UT 84108

With a copy to:

OFFICE OF GENERAL COUNSEL
University of Utah
309 Park Building
Salt Lake City, Utah 84112

ARTICLE 22. REGULATORY COMPLIANCE

22.1	When required by local/national law, Licensee shall register this Agreement, pay all costs and legal fees connected therewith, and otherwise ensure that the local/national laws affecting this Agreement are fully satisfied.

22.2	Licensee shall comply with all applicable U.S. laws dealing with the export and/or management of technology or information. Licensee understands that the Arms Export Control Act (AECA), including its implementing International Traffic In Arms Regulations (ITAR,) and the Export Administration Act (EAA), including its Export Administration Regulations (EAR), are some (but not all) of the laws and regulations that comprise the U.S. export laws and regulations. Licensee further understands that the U.S. export laws and regulations include (but are not limited to): (1) ITAR and EAR product/service/data-specific requirements; (2) ITAR and EAR ultimate destination-specific requirements; (3) ITAR and EAR end user-specific requirements; (4) ITAR and EAR end use-specific requirements; (5) Foreign Corrupt Practices Act; and (6) anti-boycott laws and regulations. Licensee will comply with all then-current applicable export laws and regulations of the U.S. Government (and other applicable U.S. laws and regulations) pertaining to the Licensed Product(s) and/or Licensed Method(s) (including any associated products, items, articles, computer software, media, services, technical data, and other information). Licensee certifies that it will not, directly or indirectly, export (including any deemed export), nor re-export (including any deemed re-export) the Licensed Product(s) and/or Licensed Method(s) (including any associated products, items, articles, computer software, media, services, technical data, and other information) in violation of U.S. export laws and regulations or other applicable U.S. laws and regulations. Licensee will include an appropriate provision in its agreements with its authorized Sublicensees to assure that these parties comply with all then-current applicable U.S. export laws and regulations and other applicable U.S. laws and regulations

22.3	Licensee agrees that products used or sold in the United States embodying Licensed Products or produced through use of the Licensed Method shall be manufactured substantially in the United States, unless a written waiver is obtained in advance from the sponsoring federal agency.

ARTICLE 23. GOVERNING LAW

This Agreement shall be interpreted and construed in accordance with the laws of the State of Utah, without application of any principles of choice of laws.

ARTICLE 24. RELATIONSHIP OF PARTIES

In assuming and performing the respective obligations under this Agreement, Licensee and Licensor are each acting as independent parties and neither shall be considered or represent itself as a joint venture, partner, agent or employee of the other.

ARTICLE 25. USE OF NAMES

25.1	By Licensee

Licensee may use the name “The University of Utah Research Foundation” in factually based materials related to the Licensed Products, Other Products and/or Licensed Method(s) and the business of the Licensee; provided, however, that Licensee may not use the name of Licensor, the University of Utah, and their respective officers, employees and agents, in connection with any name, brand or trademark related to Licensed Products, Other Products or Licensed Methods. For example, Licensee may include a statement in promotional materials that refers to the fact that a product or service is based on technology developed at The University of Utah; Licensee may not include the name of the University of Utah, University of Utah Research Foundation, or like designation in a product or service name.

25.2	By Licensor

Licensor may use Licensee’s name in connection with Licensor’s publicity related to Licensor’s intellectual property and commercialization achievements.

ARTICLE 26. DISPUTE RESOLUTION

Except for the right of either party to apply to a court of competent jurisdiction for a temporary restraining order, a preliminary injunction, or other equitable relief to preserve the status quo or prevent irreparable harm, any and all claims, disputes or controversies arising under, out of, or in connection with the Agreement, including but not limited to any dispute relating to patent validity or infringement, which the parties shall be unable to resolve within sixty (60) days shall be mediated in good faith. The party raising such dispute shall promptly advise the other party of such dispute. By not later than five (5) business days after the recipient has received such notice of dispute, each party shall have selected for itself a representative who shall have the authority to bind such party, and shall additionally have advised the other party in writing of the name and title of such representative. By not later than ten (10) days after the date of such notice of dispute, the party against whom the dispute shall be raised shall select a mediator in the Salt Lake City area and such representatives shall schedule a date with such mediator for a hearing. The parties shall enter into good faith mediation and shall share the costs equally. If the representatives of the parties have not been able to resolve the dispute within fifteen (15) business days after such mediation hearing, then any and all claims, disputes or controversies arising under, out of, or in connection with this Agreement, including any dispute relating to patent validity or infringement, shall be resolved through arbitration if the parties mutually consent, or through any judicial proceeding either in the courts of the State of Utah or in the United States District Court for the District of Utah, to whose jurisdiction for such purposes Licensee and Licensor each hereby irrevocably consents and submits. All costs and expenses, including reasonable attorneys’ fees, of the prevailing party in connection with resolution of a dispute by arbitration or litigation of such controversy or claim shall be borne by the other party.

ARTICLE 27. GENERAL PROVISIONS

27.1	The headings of the several sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

27.2	This Agreement shall not be binding upon the parties until it has been signed below by or on behalf of each party.

27.3	No amendment or modification of this Agreement shall be valid or binding upon the parties unless made in writing and signed by both parties hereto.

27.4	This Agreement embodies the entire understanding of the parties and supersedes all previous communications, representations or understandings, either oral or written, between the parties relating to the subject matter thereof.

27.5	The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of the law, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

27.6	This Agreement may be signed in counterparts, each of which when taken together shall constitute one fully executed document. Each individual executing this Agreement on behalf of a legal Entity does hereby represent and warrant to each other person so signing that he or she has been duly authorized to execute this Agreement on behalf of such Entity.

27.7	In the event of any litigation, arbitration, judicial reference or other legal proceeding involving the parties to this Agreement to enforce any provision of this Agreement, to enforce any remedy available upon default under this Agreement, or seeking a declaration of the rights of either party under this Agreement, the prevailing party shall be entitled to recover from the other such attorneys’ fees and costs as may be reasonably incurred, including the costs of reasonable investigation, preparation and professional or expert consultation incurred by reason of such litigation, arbitration, judicial reference, or other legal proceeding.

27.8	Except as required by law, neither party may disclose the financial terms of this Agreement without the prior written consent of the other party.

IN WITNESS WHEREOF, Licensor and Licensee have executed this Agreement by their respective officers hereunto duly authorized, on the day and year hereinafter written.

“Licensee”		“Licensor”

KINETA CHRONIC PAIN, LLC		UNIVERSITY OF UTAH RESEARCH FOUNDATION

By	/s/ Craig Philips	By	/s/ Keith Marmer
(Signature)		(Signature)

Name	Craig Philips	Name	Marmer

Title	President	Title	Associate Vice President of Technology &Venture Commercialization and Corporate Partnerships

Date	7/29/2020	Date	7/30/2020

EXHIBIT “A”

PATENT RIGHTS

EXHIBIT “B”

LICENSE TO THE UNITED STATES GOVERNMENT

EXHIBIT “C”

U-2902, U-4079 ROYALTY REPORT

EXHIBIT “D”

ANNUAL COMMERCIALIZATION REPORT